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SECURIT 07002764 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING January 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockland Partners, L.P.

OFFICIAL USE ONLY
127855
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Beechwood Road
(No. and Street)

Summit (City) New Jersey (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Conroy 908-277-0446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buono, John R.
(Name – *if individual, state last, first, middle name*)

86 Rossmore Avenue (Address) Bronxville (City) New York (State) 10708 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 0 7 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Richard Conroy____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __________Rockland Partners, L.P.____ of ____December 31_______________________________, 2006 true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP & General Partner

Title




ADEL RAHEEM
Notary Public
State of New Jersey
My Commission Expires Dec 8, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockland Partners, LP

Report Pursuant to Rule 17a-5(d)

For the Calendar Year Ended December 31, 2006

John R. Buono
Certified Public Accountant
86 Rossmore Avenue
Bronxville, NY 10708
914 337-7367

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Rockland Partners, LP (a Texas Limited Partnership), as of December 31, 2006 and the related statements of income, changes in partners'equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockland Partners, LP, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John R. Buono, CPA
Bronxville, New York
February 21, 2007

ROCKLAND PARTNERS, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	12,351
CRD Deposit		70
Total Assets	$	12,421

LIABILITIES

Miscallaneous Payables	$	1,068
Total Liabilities	$	1,068

PARTNERS' EQUITY

Partners' Equity		
Total Partners' Equity	$	11,353
Total Liabilities and Partners' Equity	$	12,421

The accompanying notes are an integral part of these financial statements.

ROCKLAND PARTNERS, LP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Fees	$ 25,000
Other	257
Total Revenues	25,257
EXPENSES	
Consulting fees	19,000
Fees and registration	3,560
Professional fees	7,443
Other	1,533
Total Expenses	31,535
Loss before taxes	$ (6,278)

The accompanying notes are an integral part of these financial statements.

ROCKLAND PARTNERS, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Beginning balance at January 1, 2006	$	8,274
Capital contributions		9,357
Withdrawl of capital		-
Current operating loss		(6,278)
Ending balance at December 31, 2006	$	11,353

The accompanying notes are an integral part of these financial statements.

ROCKLAND PARTNERS, LP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance at January 1, 2006		$ -
Changes during calendar year 2006	NONE	
Balance at December 31, 2006		$ -

The accompanying notes are an integral part of these financial statements.

ROCKLAND PARTNERS, LP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss	$ (6,278)	
Decrease in CRD deposit	605	
Decrease in renewal balance account	905	
Increase in liabilities	453	(4,315)
Cash flows from investing activities:		
Investment of capital	9,357	
Investment of capital	-	9,357
Net cash flow		5,042
Beginning cash balance - January 1, 2006		7,309
Ending cash balance - December 31, 2006		$ 12,351

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

ROCKLAND PARTNERS, LP

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2006

Total ownership equity from the statement of financial condition		$ 11,353
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		11,353
Add:		
1. Liabilities subordinated to claims of general creditors allowable in the computation of net capital	-	
2. Other allowable credits		-
Total capital and allowable subordinated liabilities		11,353
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition		70
2. Current note deficiency		-
3. Commodity futures, contracts and spot commodities proprietary capital changes		-
4. Other deductions and/or changes		-
Subtotal		11,283
Other additions and/or allowable credits		
1. Contractual securities commitment		-
2. Subordinated securities borrowings		-
3. Trading and investment securities		
a. Exempted securities		-
b. Debt securities		-
c. Options		-
d. Other securities		-
4. Undue concentrations		-
5. Other		-
Net Capital		$ 11,283

Schedule I continued on next page.

SCHEDULE I (continued)

ROCKLAND PARTNERS, LP

RECONCILIATION OF NET CAPITAL AND RESERVE REQUIREMENTS AND BROKER-DEALER UNAUDITED PART 11 OR PART IIA, FORM X-17A-5

DECEMBER 31, 2006

	Reconciliation With Partnership Computation	Computation of Basic Net Capital Requirements
Per December 31, 2006 audit report	$ 11,283	$ 5,000
Reported by broker dealer on Part IIA, Form X-17A-5	11,283	5,000
Difference	$ -	$ -
Excess net capital		$ 6,283
Excess net capital at 100%		$ 6,283
Ratio of aggregate indebtedness to net capital		9.46%

ROCKLAND PARTNERS, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note A – *Organization and nature of business:*

The partnership is operating under the Limited Liability Partnership laws of the State of Texas. The Partnership is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The Partnership's office is located in Summit, New Jersey.

Note B – *Clearing:*

The Partnership is currently inactive in securities trading. No clearing agreement is in effect.

Note C – *Contingencies and Commitments/Related Party Transactions* – The Partnership currently pays no rent for office facilities.

Contingencies – the Partnership is a potential party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims would be without merit, and an unfavorable disposition would not have a material on the financial position of the Partnership. Further, the Partnership anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D – *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The Partnership uses the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes – Federal income taxes are paid at the individual partner level. These statements do not include any accrual for federal or state income taxed.

Cash Flows Presentation – for the purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The statement of cash flows is prepared using the indirect method.

Note E – *Partners' Equity:*

The Partnership is comprised of The Rockland Group, LLC as General Partner, and one individual as a limited partner.

Note F – *Net Capital Requirements:*

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1), at December 31, 2006 the Partnership had net capital of $11,283, which was $6,283 in excess of its required net capital of $5,000.

ROCKLAND PARTNERS, LP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for the Broker-Dealer Claiming an Exemption form SEC Rule 15c3-3

For the fiscal year ended December 31, 2006

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Partners
Rockland Partnership, LP

In planning and performing our audit of the financial statements of Rockland Partnership, LP, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate, because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



John R. Buono, CPA
Bronxville, New York
February 21, 2007

DESIGNATION OF ACCOUNTNANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker Dealer

Name:	Rockland Partners, LP
Address:	87 Beechwood Road Summit, NJ 07901
Telephone:	(908) 277-0446
SEC Registration Number:	8-66057
NASD Registration Number:	127855

(ii) Accounting Firm

Name:	John R. Buono, CPA
Address:	86 Rossmore Avenue Bronxville, NY 10708
Telephone:	(914) 337-7367

Accountant's State Registration Number: 069777

(iii) Audit date covered by the Agreement: 12-31-2006

(iii) The contractual commitment to conduct broker or dealer's annual audit—(check one)

( ) is for the audit only for the fiscal year ending 2006 *

(✓) is of a continuing nature providing for successive annual audits

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed:

Siganture: Richard Conroy

Name: Richard Conroy

Title: FINOP & General Partner

Rockland Partners, LP
Supplemental Report on Material Inadequacies
December 31, 2006

In connection with the 2006 audit of Rockland Partners, LP, there were no material inadequacies discovered.



John R. Buono, CPA
February 26, 2007

END